OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	YAYA, LLC (Last) (First) (Middle)		April 16, 2003

	1250 Fourth Street, Suite 550 (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			American Vantage Companies (AVCS)		☐	Director	☒	10% Owner
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
Santa Monica, CA 90401 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☐	Form Filed by One Reporting Person
					☒	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		(1) 824,811		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) The persons identifed on the attached Joint Filer Information statement may be deemed to have indirect beneficial ownership of the shares.

YAYA, LLC, a Delaware limited liability company By: /s/ Stanley E. Maron	April 28, 2003
Stanley E. Maron, its Secretary **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

Issuer:	American Vantage Companies (AVCS)
Date of Event:	April 16, 2003

     The Designated Filer for this Form 3 is YaYa, LLC, a Delaware limited liability company (“YaYa”). Each of the following is a Joint Filer with YaYa, and may be deemed to share indirect beneficial ownership with YaYa in the shares set forth on the attached Form 3: White Rock Partners, a California general partnership (“White Rock”), Knowledge Net Holdings LLC, a Delaware limited liability company (“Knowledge Net”), Knowledge Enterprises, Inc., a Delaware corporation (“Knowledge Enterprises”), Knowledge Universe, Inc., a Delaware corporation (“KU Inc.”), Knowledge Universe II LLC, a Delaware limited liability company (“Knowledge Universe II”), Knowledge Universe, L.L.C., a Delaware limited liability company (“Knowledge Universe”), ET Holdings, L.L.C., a Delaware limited company (“ET Holdings”), ET Consolidated, L.L.C., a Delaware limited liability company (“ET Consolidated”), Hampstead Associates, L.L.C., a Delaware limited liability company, (“Hampstead”), Mollusk Holdings, LLC, a California limited liability company (“Mollusk”), Cephalopod Corporation, a California corporation (“Cephalopod”), Lawrence Investments, LLC, a California limited liability company (“Lawrence”), Lawrence J. Ellison, an individual (“Ellison”), Ridgeview Associates, LLC, a California limited liability company (“Ridgeview”), Michael R. Milken, an individual and Lowell J. Milken, an individual (collectively, the “Reporting Persons”). Except as otherwise indicated, the address of the Reporting Persons is 1250 Fourth Street, Suite 580, Santa Monica, California 90401. The address of Mollusk is c/o Andrew L. Dudnick, 351 California Street, 15th Floor, San Francisco, CA 94104. The address of Cephalopod and Ellison is c/o Carolyn Balkenhol, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, CA 94065. The address of Lawrence is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

     The Designated Filer and the Joint Filers each disclaim beneficial ownership of the foregoing securities except to the extent of their respective pecuniary interests therein.

[Signature pages follow]

Page 3 of 9 pages

Knowledge Enterprises, Inc., a Delaware corporation

/s/ Ralph Finerman
By: Ralph Finerman Its: Secretary

[Signature page to Form 3]

Page 4 of 9 pages

White Rock Partners,
a California general partnership

By: Its:	Mapleleaf Partners, a California general partnership General Partner

Mapleleaf Partners, a California general partnership

/s/ Stanley E. Maron
By: Stanley E. Maron Its: General Partner

Knowledge Net Holdings LLC, a Delaware limited liability company

/s/ Stanley E. Maron By: Stanley E. Maron Its: Manager

Knowledge Universe, Inc., a Delaware corporation

/s/ Stanley E. Maron By: Stanley E. Maron Its: Secretary

Knowledge Universe II LLC, a Delaware limited liability company

/s/ Stanley E. Maron By: Stanley E. Maron Its: Secretary

Knowledge Universe, L.L.C., a Delaware limited liability company

/s/ Stanley E. Maron By: Stanley E. Maron Its: Secretary

[Signature page to Form 3]

Page 5 of 9 pages

ET Holdings, L.L.C., a Delaware limited liability company

/s/ Stanley E. Maron By: Stanley E. Maron Its: Assistant Secretary

[Signature page to Form 3]

Page 6 of 9 pages

ET Consolidated, L.L.C.,
a Delaware limited liability company

By: Its:	Hampstead Associates, L.L.C., a Delaware limited liability company Manager

By: Its:	Ridgeview Associates, LLC, a California limited liability company Manager

Ridgeview Associates, LLC, a California limited liability company

Michael R Milken
By: Its:	Michael R. Milken Manager

Hampstead Associates, L.L.C.,
a Delaware limited liability company

By: Its:	Ridgeview Associates, LLC, a California limited liability company Manager

Ridgeview Associates, LLC, a California limited liability company

By: Its:	Michael R. Milken Manager

Ridgeview Associates, L.L.C.
a California limited liability company

Michael R. Milken Its: Manager
By: Michael R. Milken Its: Manager

Michael R. Milken Michael R. Milken, an individual

[Signature page to Form 3]

Page 7 of 9 pages

Mollusk Holdings, LLC,
a California limited liability company

By: Its:	Cephalopod Corporation, a California corporation Manager

Cephalopod Corporation, a California corporation

/s/ Philip B. Simon
By: Its:	Philip B. Simon President

Cephalopod Corporation,
a California corporation

/s/ Philip B. Simon By: Philip B. Simon Its: President

Lawrence Investments, LLC,
a California limited liability company

/s/ Philip B. Simon By: Philip B. Simon Its: Member/Manager

/s/ Philip B. Simon Lawrence J. Ellison, by Philip B. Simon his Attorney in Fact

[Signature page to Form 3]

Page 8 of 9 pages